               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

OTE GROUP REPORTS 2008 SECOND QUARTER RESULTS

UNDER IFRS

•

Group revenues up 2.5%; up 3.5% excluding Infote in Q2’07

•

Strong growth of operating income and OIBDA due to good cost control across all operating units; Cosmote  Romania turns OIBDA positive

•

Group pro forma OIBDA margin increases by 1.5pp to 36.6%

•

Strong cash flow generation

ATHENS, Greece – August 28, 2008 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced reviewed consolidated results (prepared under IFRS) for the quarter and six months ended June 30, 2008:

(€ mn except per share data)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	1,590.5	1,551.3	2.5%	3,128.0	3,059.9	2.2%
Operating Income	288.3	252.8	14.0%	527.8	513.1	2.9%
Net Income	159.3	136.6	16.6%	300.4	277.5	8.3%
Basic EPS (€)	0.3250	0.2786	16.6%	0.6129	0.5661	8.3%
OIBDA*	578.8	544.3	6.3%	1,112.6	1,083.9	2.7%
Pro forma** OIBDA	581.8	544.3	6.9%	1,157.4	1,106.0	4.7%
as % of Operating Revenues	36.6%	35.1%	1.5pp	37.0%	36.1%	0.9pp
Cash flow from operations	443.4	352.1	25.9%	765.9	672.7	13.9%
CAPEX as % of Revenues	14.8%	15.7%	-0.9pp	12.0%	15.3%	-3.3pp

* Operating income before depreciation and amortization

** Excluding impact of Voluntary Retirement Programs at OTE SA (€22.1mn in Q1'07 and €12.2mn in Q1'08) and RomTelecom (€29.6mn in Q1'08 and €3.0mn in Q2'08)

Commenting on the quarter, Panagis Vourloumis, Chairman and CEO, noted: “OTE achieved another good quarter. In our Greek fixed-line activities, for the third year in a row, we delivered higher first-half OIBDA margin, as our cost-control efforts gain traction. RomTelecom carried out a major headcount reduction, boosting future profitability.  In both Greece and Romania, we maintained churn under control and pursued our push in broadband to catch up with European averages. Our mobile operations achieved dynamic growth and market share gains in all countries, fully justifying our decision to acquire 100%-control of Cosmote.  Enhanced cooperation between the fixed and mobile units of the Group is facilitating the development of convergent products and services, and Germanos is playing a key role in the expansion of our customer base in Greece and across the Balkans. Cosmote Romania’s first quarterly positive OIBDA is a particularly gratifying milestone.”   Mr. Vourloumis added: “Our prospects are equally positive – we recently signed a two-year collective agreement with the Greek fixed-line unions, and we have started exploring joint areas of improvement with our new partner, Deutsche Telekom, that should bolster our cost-cutting potential, for example in procurement, but also lead to new revenue-generating opportunities in the longer term, in such areas as fiber optic next-generation networks. We are fully cooperating with the governments of Romania and Serbia which have announced their intention to list RomTelecom and Telecom Serbia. All in all, we are dealing well both with the inescapable realities of the fixed-line industry and with the growth reservoirs of the mobile business, while remaining extremely vigilant in our highly competitive markets. ”

FINANCIAL HIGHLIGHTS

Revenues

OTE Group Revenues for the three months ended June 30, 2008 increased by 2.5% compared to the second quarter of 2007. This increase mainly reflects the strong performance from mobile operations, as well as increased revenues from leased lines, sales of telecommunication equipment and revenues from services rendered, mainly attributable to LLU growth. Excluding Q2’07 revenues from Infote, the directories business sold in Q4’07, OTE Group revenues grew by 3.5% in Q2’08.

Total Operating Expenses

Total Operating Expenses excluding depreciation & amortization increased marginally (+0.5%) in the quarter to reach €1,011.7mn, reflecting effective cost-control measures in Greek fixed-line operations and higher expenses in fast-growing international mobile operations.

- Payroll and Employee Benefits

In Q2’08, Payroll and Employee Benefits totaled €319.7mn, increasing by 0.7% compared to the previous year’s quarter. Payroll and Employee Benefits related to Greek fixed-line and mobile operations were up in the quarter, but the increase was partly offset by lower payroll at RomTelecom, resulting from the implementation of its 2008 headcount reduction program.

- Other Operating Expenses

Other Operating Expenses were up 1.5% to €326.9mn, mainly reflecting higher commissions to dealers and third party fees, while the Group achieved savings in repair and maintenance and advertising costs.

Operating Income

Group Operating Income increased by 14% in the quarter to €288.3mn, as a result of the strong mobile revenue growth together with cost containment measures applied across all Group units.

Depreciation and Amortization

Group Depreciation and Amortization was down 0.3% to €290.5mn in Q2’08.

Operating Income before Depreciation and Amortization

Pro forma Operating Income before Depreciation and Amortization (OIBDA) increased by 6.9% to €581.8mn in Q2’08. Group pro forma OIBDA margin stood at 36.6%, 1.5pp up from the comparable quarter last year, mainly due to strong mobile performance, highlighted by Cosmote Romania’s first OIBDA positive quarter, as well as good cost control across all Group units.

Net Income

In the quarter, OTE Group Net Income increased by 16.6% to €159.3mn.

Cash Flow

Cash provided by operating activities increased by 25.9% from Q2’07, amounting to €443.4mn. In Q2’08, OTE incurred an outflow of approximately €12mn related to Greek fixed-line redundancy payments to OTE’s Auxiliary pension fund, compared to a payment of approximately €74mn in Q2’07 to both the Auxiliary pension fund as well as the main pension fund (TAP-OTE).

Capital Expenditure

Capital expenditure in the second quarter totaled €236.0mn, down 3.3% compared to Q2’07, due to lower investments at RomTelecom. Capital expenditure for the Greek fixed-line, RomTelecom and Cosmote operations reached approximately €77mn, €27mn and €127mn respectively.

Debt

As of June 30, 2008, total OTE Group gross debt stood at €6,063.8mn, an increase of 9.7% compared to December 31, 2007, reflecting OTE's increased stake in Cosmote. Net debt amounted to €4,607.4mn, up 9.4% from 2007 year end. Compared to the end of Q1’08, net debt was down €143.4mn, or -3.0%, reflecting the strong cash flow generation of the quarter. OTE Group debt outstanding breaks down as follows:

(€ mn)	Jun 30, 2008	Mar 31, 2008	% Change	Dec 31, 2007	% Change
Short-Term:
-Bank loans	4.8	3.3	45.5%	1,497.4	-99.7%
Medium & Long-term:
-Bonds	5,453.4	5,450.9	0.0%	3,360.4	62.3%
-Bank loans	605.6	659.5	-8.2%	670.0	-9.6%
Total Indebtedness	6,063.8	6,113.7	-0.8%	5,527.8	9.7%
Cash and Cash equivalents	1,456.4	1,362.9	6.9%	1,316.3	10.6%
Net Debt	4,607.4	4,750.8	-3.0%	4,211.5	9.4%

1.

OTE FIXED-LINE

TRAFFIC STATISTICS

(Minutes, million)	Q2’08	Q2’07	% Change
Local	2,549.7	2,779.7	-8.3%
National Long-distance	469.9	447.8	4.9%
International Long-distance	64.7	72.2	-10.4%
Fixed-to-Mobile	444.2	470.1	-5.5%
Special Calls	38.1	47.0	-18.9%
Total Voice traffic	3,566.6	3,816.8	-6.6%
Subscription Dial-up Internet	644.0	1,180.8	-45.5%

NOTE: All OTE fixed-line data has been reclassified to reflect OTEnet’s absorption within OTE SA; this has no impact on consolidated Group data.

SUMMARY FINANCIAL DATA

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	646.8	664.5	-2.7%	1,284.8	1,331.4	-3.5%
- Basic Monthly Rentals	158.7	169.1	-6.2%	318.9	340.1	-6.2%
- Fixed-to-fixed calls	109.3	125.2	-12.7%	223.2	255.7	-12.7%
- Fixed-to-mobile calls	58.8	67.8	-13.3%	116.0	133.3	-13.0%
- International	50.5	51.5	-1.9%	103.4	92.2	12.1%
- Other	269.5	250.9	7.4%	523.3	510.1	2.6%
Operating Income	87.5	71.9	21.7%	177.0	146.8	20.6%
Operating income before depreciation and amortization	205.2	199.5	2.9%	416.2	405.7	2.6%
as % of Operating revenues	31.7%	30.0%	1.7pp	32.4%	30.5%	1.9pp
Voluntary Retirement costs	0.0	0.0	-	12.2	22.1	-44.8%
Pro Forma Operating income before depreciation and amortization	205.2	199.5	2.9%	428.4	427.8	0.1%
as % of Operating revenues	31.7%	30.0%	1.7pp	33.3%	32.1%	1.2pp
Depreciation & Amortization	117.7	127.6	-7.8%	239.2	258.9	-7.6%

In Q2’08, total fixed-line revenues decreased by 2.7% to €646.8mn, compared to €664.5mn in Q2’07. The pace of decline in monthly rentals and fixed-to-fixed revenues in Q2’08 was roughly in line with the previous quarter, while the drop in fixed-to-mobile revenues reflects both lower traffic and lower termination rates. Strong performance in Other revenues partly offset the drop in domestic telephony. Growth in ADSL revenues continued in the quarter, though at a slightly slower pace than subscriber growth, as a result of the tariff reductions implemented in December 2007. Service revenues further increased, largely from local loop rental and interconnection revenues. Revenues from leased lines were also up in Q2’08 compared to Q2’07.

As of the end of June 2008, the total number of PSTN lines was approximately 4.3 million, down 8.5% compared to June 30, 2007. Line loss continued in Q2’08, reflecting further growth in LLU. The number of unbundled lines reached nearly 500,000 increasing at the same pace as in Q1’08 (94,700 in Q2’08). The number of ISDN lines (64K) dropped by 5.1% to a total of 1.3 million.

As of the end of June 2008, the number of OTE broadband customers exceeded 892,000. The total Greek ADSL market reached approximately 1.4 million subscribers as of the end of the quarter, adding approximately 126,000 new subscribers from the end of March 2008. OTE’s retail customer base continued to increase in Q2’08.

The establishment earlier this year of two separate units focusing on Corporate & Business Customers, on the one hand, and on Residential Customers, on the other, is beginning to bear fruit, as the units develop products and services that better meet the needs of their respective customer segments.

In the Corporate & Business segment, OTE's flagship solution, "Conn-x@work", offers a broad range of internet access services, including web hosting and customized emails, specifically designed for the SME market. In Q2’08, the total number of businesses using this service reached nearly 22,000, an increase of 64% compared to the prior year.   In March, OTE announced the introduction of an enhanced version of this service, "Conn-x@work Plus", which represents the most complete solution for the SME market, combining IP VPN services, ADSL-based internet access, fixed telephony at special discount rates, provisioning of equipment and SLA regarding installation and support services.

In H1’08, the IP VPN installed base increased by 54%, whereas associated revenues rose by nearly 48% compared to 2007.  In the fast-growing Metro Ethernet area, OTE posted growth of 162% in revenues in H1 ’08 compared to the prior year.

In the Residential Customer segment, OTE reengineered its range of flat-rate packages during the quarter, offering better value to its customers within the pricing guidelines imposed by the Regulator. Complementary revenue-enhancing services, such as call completion and SMSs using the new IP Multi Site platform, were added to OTE's portfolio. A marketing campaign, aimed at enhancing the brand image of OTE's "Conn-x" range of broadband products was launched and led to a sharp improvement in the public's awareness of OTE's product offering as measured by top of mind recall market surveys. In May 2008, OTE launched its first convergent product, "All in One", a bundle that combines fixed, mobile and broadband services, offering its customers a competitive discount in mobile monthly rental, as well as the convenience of a single bill. The rate of subscription to "Conn-x Talk" packages continued to increase in Q2’08, reaching one-third of all Conn-x broadband customers.

Total operating expenses totaled €559.3mn in the quarter, down 5.6% from €592.6mn in Q2’07. Payroll and employee benefits were up 2.8% to €192.3mn, reflecting salary increases. Greek fixed-line headcount reached 12,123 at the end of the quarter, as compared to 11,536 in Q2’07. This increase reflects the absorption of OTEnet within OTE. Other operating expenses stood at €116.8mn, down 8.5% from €127.7mn in Q2’07, reflecting effective cost control initiatives.

In Q2’08, pro forma Operating Income before Depreciation and Amortization (OIBDA) amounted to €205.2mn, up 2.9% compared to €199.5mn in Q2’07, while OIBDA margin rose by 1.7 percentage points to 31.7%.

2. COSMOTE GROUP

CUSTOMER BASE EVOLUTION

	Cosmote Greece	AMC	Globul	Cosmofon	Cosmote Romania	Total Cosmote
Net adds Q2’08	392,412	56,886	67,277	21,332	404,382	942,289
Customers Q2’08	6,920,907	1,280,181	3,945,255	639,765	4,642,525	17,428,633
YoY % Change	21.8%	17.3%	10.4%	24.0%	109.5%	33.2%

SUMMARY FINANCIAL DATA

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	794.2	738.4	7.6%	1,541.5	1,426.0	8.1%
Operating Income	181.9	161.0	13.0%	321.2	291.3	10.3%
Operating income before depreciation and amortization	283.2	248.4	14.0%	523.2	463.6	12.9%
as % of Operating revenues	35.7%	33.6%	2.1pp	33.9%	32.5%	1.4pp
Depreciation & Amortization	101.3	87.4	15.9%	202.0	172.3	17.3%

In Q2’08, Cosmote Group achieved further significant increases in revenues, OIBDA margin and OIBDA.

Cosmote Romania delivered positive OIBDA in Q2’08, ahead of schedule. In Greece, Cosmote is steadily gaining market share and attracting the whole of the mobile market’s revenue growth, while improving OIBDA margin. Both Globul in Bulgaria and AMC in Albania continued improving their OIBDA margins.

This performance has been achieved in a challenging macroeconomic, competitive and regulatory environment. Interconnection rates were lowered in Greece and Bulgaria in February. In 2008, new competitors have entered the mobile markets in Romania and Albania.

The Group added a total of 942k subscribers during the quarter, driving the customer base to more than 17.4 million, a 33% increase compared to a year ago. Customer growth was strong in all markets, with Romania, up by over 404k subscribers and Greece by over 392k, despite the maturity of the market. Germanos contributed 62% of the Group’s net adds (excluding Albania).

Greece – Cosmote

With over 392k net new subscribers in Q2’08 Cosmote garnered an estimated share of over 53% of net additions and 100% of the market’s revenue growth.

Cosmote continues to gain market share and is a net beneficiary of number portability. In Q2’08 Cosmote Greece added 39k net new contract subscribers, and 353k net new pre-paid subscribers bringing the total number of customers at the end of Q2’08 to 6.9 million, a 22% increase compared to the end of Q2’07. Total contract customers at the end of Q2’08 reached 2.1 million, increasing by 9.5% y-o-y, while pre-paid customers reached approximately 4.8 million.

SUMMARY FINANCIAL DATA FOR COSMOTE GREECE

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	455.4	436.0	4.5%	879.8	826.0	6.5%
Operating Income	153.0	143.0	7.0%	286.0	261.2	9.5%
Operating income before depreciation and amortization	194.3	183.5	5.9%	369.9	341.6	8.3%
as % of Operating revenues	42.7%	42.1%	0.6pp	42.0%	41.4%	0.6pp

In Q2’08, Cosmote revenues rose by 4.5% to €455.4 mn while service revenues (excluding sales of handsets and other non-telecom revenues) increased by 5.2% as Cosmote continues to leverage its  distribution capability, superior network, (in 2G and, even more, in 3G and HSPA), and its innovative and competitive tariff plans. In Q2’08, exploiting the high quality 3G/HSPA network, Cosmote relaunched its data offerings, and results to date are highly encouraging.

Voice traffic (outgoing & incoming) increased by another 33% in Q2’08 mainly driven by pre-paid outgoing traffic, with total outgoing minutes up by over 40%. As a result, outgoing voice revenues increased by 8% compared to Q2’07. Incoming revenues were down 1.3%, following the 7.3% mobile termination rate (MTR) reduction implemented on February 1, 2008 and now account for just under 20% of total revenues.

Data revenues (including SMS) represented 11.8% of total telecommunication revenues. Following the April launch of HSDPA @ 7.2Mbps, Cosmote, still the only operator in Greece to offer this speed, relaunched its WAP offering in June, introducing several customized handsets and new services. Cosmote estimates that it is now gaining approximately 60% of market net additions in data modems.

Visitor roaming revenues for the quarter were down 13%, impacted by lower tariffs, despite higher traffic.

	H1’07	9M’07	FY’07	Q1’08	H1’08
AMOU, blended (min)	163	169	170	177	183
ARPU, blended (€)	27.2	27.9	27.2	24.1	24.2
Total Customer base	5,683,633	5,939,366	6,268,627	6,528,495	6,920,907

Blended AMOU in H1’08 increased by about 12% to 183 minutes compared to H1’07, continuing the trend of previous quarters, driven mainly by pre-paid AMOU. Contract AMOU for the period was marginally higher than a year ago.

Blended ARPU for H1’08, at €24.2, declined by approximately 11% compared to H1’07, similar to previous trends. This largely reflects a decline in the pre-paid segment due to take up of highly competitive on-net offers. In addition, a small decline in post-paid ARPU reflects incoming rate declines and the rapid pick up in data modems, with generally lower ARPU.

Albania – AMC

In Q2’08, AMC added  57k net new subscribers, bringing its total customer base at the end of the period to approximately 1.3 million, a 17.3% increase compared to the end of Q2’07.

SUMMARY FINANCIAL DATA FOR AMC

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	46.3	41.1	12.6%	91.4	81.7	11.9%
Operating Income	23.0	19.3	19.1%	46.1	38.3	20.5%
Operating income before depreciation and amortization	29.0	25.4	14.3%	58.1	50.6	14.7%
as % of Operating revenues	62.6%	61.6%	1.0pp	63.5%	62.0%	1.5pp

The strong growth in AMC’s revenues in Q2’08 reflects the steady expansion of its customer base, a 10% increase in traffic and a 19% growth in SMS.

	H1’07	9M’07	FY’07	Q1’08	H1’08
AMOU, blended (min)	58	60	59	55	55
ARPU, blended (€)	14	14	14	13	13
Total Customer base	1,090,939	1,135,447	1,195,183	1,223,295	1,280,181

Bulgaria – Globul

Thanks to solid revenue growth in Q2’08, Globul maintained its share in the highly competitive Bulgarian market. Globul’s service revenues increased by 11.3%, driven mostly by contract revenues (up 17.5%), supported among others by a 95% increase in data revenues following the introduction of 3G services.

SUMMARY FINANCIAL DATA FOR GLOBUL

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	109.1	99.9	9.2%	210.2	191.3	9.9%
Operating Income	21.6	18.2	18.6%	39.0	33.8	15.2%
Operating income before depreciation and amortization	45.4	38.0	19.6%	85.8	73.4	16.9%
as % of Operating revenues	41.7%	38.0%	3.7pp	40.8%	38.4%	2.4pp

Globul achieved a significant OIBDA margin improvement in the quarter despite strong growth in the contract customer base. Key cost elements contributing to this improvement have been network expenses, marketing and G&A, containing total operating expenses growth to 2.8%.

Globul continued to focus on the post-paid customer segment, adding 112k net new contract subscribers, to bring its contract customer base to 1.9 million, or 48% of the total.  As in previous quarters, pre-paid customers registered a decline of approximately 45k, leading to an overall customer growth of 67k, and a base of 3.95 million subscribers.

	H1’07	9M’07	FY’07	Q1’08	H1’08
AMOU, blended (min)	88	92	97	103	106
ARPU, blended (€)	10	10	10	9	9
Total Customer base	3,573,172	3,657,250	3,872,922	3,877,978	3,945,255

Globul’s blended AMOU in H1’08 was up by about 20%, reflecting a 41% increase in pre-paid AMOU following commercial initiatives to stimulate usage and the customer base rationalization. Reflecting lower post-paid ARPU, resulting from the higher subscriber numbers in this category as well as tariff erosion, blended ARPU was down in H1’08.

FYROM - Cosmofon

In a maturing and difficult operating environment, Cosmofon maintained its positive momentum, adding a total of 21k net new customers in Q2’08 reaching a total customer base of 640k at the end of the quarter, a 24% increase compared to the prior year. The share of contract customers in the total subscriber base continues to rise, reaching 22% in Q2 from 20% in Q1. Following the award of a 3G license in Q1, Cosmofon has been investing heavily to roll out its 3G network, in addition to its other new services, such as fixed telephony, launched in early July. This has constrained Cosmofon’s margin growth in Q2, but should considerably enhance the company’s prospects in coming years.

SUMMARY FINANCIAL DATA FOR COSMOFON

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	15.5	15.2	1.7%	30.0	29.2	3.0%
Operating Income/(loss)	0.3	0.5	-42.6%	(0.6)	0.1	-
Operating income before depreciation and amortization	4.8	4.8	0.7%	8.4	8.2	2.5%
as % of Operating revenues	31.0%	31.3%	-0.3pp	27.9%	28.0%	-0.1pp

The increase in revenues in Q2’08 reflects solid post-paid outgoing revenue growth (+10.5%), largely offset by lower pre-paid revenues (-15.9%).

	H1’07	9M’07	FY’07	Q1’08	H1’08
AMOU, blended (min)	81	85	85	87	93
ARPU, blended (€)	10	11	10	9	9
Total Customer base	515,785	540,861	593,026	618,433	639,765

Romania – COSMOTE ROMANIA

Cosmote Romania turned ΟIΒDA positive in Q2’08, with OIBDA of €5mn. In line with management expectations, Cosmote Romania should achieve its target of positive OIBDA for full year 2008. During Q2’08, Cosmote Romania added over 404k net new subscribers, of which 50k post-paid, bringing its customer base to 4.6 million, of which 17% post-paid. Since late Q2, Cosmote Romania has launched several aggressive commercial offerings, aiming at stimulating customer and usage growth, leading to an overall strong market momentum.

SUMMARY FINANCIAL DATA FOR COSMOTE ROMANIA

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	63.6	36.2	75.4%	116.8	63.6	83.6%
Operating Income/(loss)	(13.5)	(18.2)	-26.1%	(39.3)	(37.6)	4.4%
Operating income/(loss) before depreciation and amortization	5.0	(8.0)	-	(2.7)	(18.6)	-85.5%
as % of Operating revenues	7.9%	-	-	-	-	-

Blended ARPU continued to be affected by the low pre-paid revenue per user, as the market is dominated by cheap on-net offers. Post-paid ARPU is approximately four times higher. As a result, post-paid revenues increased 119% compared to Q2 07, while pre-paid revenues rose by 71%.

	H1’07	9M’07	FY’07	Q1’08	H1’08
ARPU, blended (€)	6.2	6.0	5.6	4.9	4.9
Total Customer base	2,216,465	2,818,059	3,616,274	4,238,143	4,642,525

Germanos

Germanos is the key driver for market share gains and subscriber additions, especially in Greece and Romania. Overall, in Q2’08, GERMANOS contributed about 552k net new subscribers to the Group accounting for 62% of net additions (excluding Albania).

The operations of Germanos are being steadily integrated within the Group, and its cost structure is being rationalized, with the focus being on supporting the overall performance rather than stand-alone results.

SUMMARY FINANCIAL DATA FOR GERMANOS

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	245.8	223.1	10.2%	486.4	427.6	13.8%
Operating Income	1.4	5.3	-73.7%	0.1	10.7	-99.1%
Operating income before depreciation and amortization	5.3	8.4	-36.7%	7.8	16.6	-53.1%
as % of Operating revenues	2.2%	3.8%	-1.6pp	1.6%	3.9%	-2.3pp

3. ROMTELECOM

OTE, through its wholly owned subsidiary OTE International Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom’s key financial figures are stated below:

SUMMARY FINANCIAL DATA

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Revenues	223.2	217.3	2.7%	442.4	439.4	0.7%
Operating Income/(loss)	(1.9)	(0.8)	-	(16.1)	25.8	-
OIBDA	68.5	73.9	-7.3%	124.3	164.6	-24.5%
Pro forma OIBDA*	71.5	73.9	-3.2%	157.0	164.6	-4.6%
as % of Operating Revenues	32.0%	34.0%	-2.0pp	35.5%	37.5%	-2.0pp

Fixed Telephony, Lines				2,994,265	3,087,467	-3.0%

* Excluding impact of RomTelecom employee exit program in Q1'08 and Q2’08

RomTelecom’s operating revenues in Q2’08 rose 2.7% year-on-year as the company succeeded in keeping churn under control, while growth in new service revenues (Broadband, Business Data & TV) offset the drop in traditional telephony revenues.

The pace of line losses is slowing down considerably: the total number of lines dropped approximately 3% in the year to June 30, 2008, as compared with an 18% decline in the comparative prior period.  RomTelecom also recorded a significant increase in PSTN usage, with local traffic up 14% in Q2’08 as compared to Q2’07, and long-distance traffic up 24% over the same period. Targeted campaigns combining new packages and dedicated network roll-out projects led to a significant increase (+48%) in PSTN gross additions in Q2’08.

The 9% increase in wholesale traffic in Q2’08 compared to the same period of 2007 could not offset the overall decline in interconnection tariffs, resulting in an 8% drop in wholesale revenue.

Data services (ADSL, VPN, other broadband services) achieved further significant growth, with revenues up 48% year-on-year in Q2’08.  As of June 30, 2008, RomTelecom ADSL lines amounted to 505,000, nearly tripling the level achieved one year earlier.

The direct-to-home (DTH) TV service continues to be commercially successful, as the total number of customers reached 528,000 by the end of Q2’08, more than double the number at June 30, 2007. Reflecting the significant growth in RomTelecom’s data and DTH TV customer base, sales of consumer premise equipment (CPE) rose sharply (+201% in Q2’08 vs. Q2’07).

Operating expenses excluding depreciation and amortization rose by 7.8% year on year in Q2’08. The launch of a wide range of new packages and products resulted in a €12mn or 239% increase in cost of goods sold, mainly due to CPE. Third-party-services rose by 47%, reflecting expenses related to the Company’s corporate transformation and marketing repositioning programs. Also during the quarter, higher interconnection costs (up 6.8%) were generated by the increased international transit and growth in international calls, as a result of the Company’s improved offering.

Reflecting the above, OIBDA for Q2’08 dropped by 7.3% compared to the same period in 2007.

Strategic projects and initiatives are on track. The Company’s corporate transformation program has already resulted substantial cost-reductions.  In particular, headcount decreased by 16% in the first half of the year to 10,523 employees at June 30, 2008.

4.  EVENTS OF THE QUARTER

OTE ACQUIRES 100% OF COSMOTE SA SHARES

On April 9, 2008, OTE announced that it held 100% of Cosmote SA shares and the corresponding voting rights following the conclusion of the sell-out and squeeze-out period, in the context of the Voluntary Public Tender Offer by OTE SA for the purchase of all the common shares of Cosmote SA.

OTE-ESTATE FILES REQUEST FOR A LICENSE FOR THE OPERATION OF A REAL ESTATE INVESTMENT COMPANY

On April 16, 2008, OTE announced that its subsidiary, OTE Estate, had filed a request with the Hellenic Capital Market Commission on April 10, 2008, asking for a license for the operation of a Real Estate Investment Company. This initiative is part of OTE Group’s strategy for the crystallization of the value of OTE Estate’s real estate portfolio. The value of the real estate assets that will be transferred to the Real Estate Investment Company will be no less than €250mn. The licence was subsequently granted by the HCMC on June 13, 2008.

DEUTSCHE TELEΚOM’S PARTICIPATION IN OTE’S SHARE CAPITAL REACHES 19.9%

On May 20, 2008, OTE announced that, according to the notification of Deutsche Telekom, on May 20, 2008, Deutsche Telekom’s participation in OTE’s share capital and total voting rights stands at 19.999234%, which corresponds to 98,026,324 voting rights following an acquisition of voting rights on May 15, 2008. According to the aforementioned notification, before this transaction, Deutsche Telekom had no participation in OTE’s share capital and held no voting rights. Following a series of market purchases, implemented during the period June 25 to July 17, Deutsche Telekom’s participation in OTE’s share capital and total voting rights reached 21.97%, which corresponds to 107,671,713 shares and voting rights.

OTENET BUYS OUT THE PARTICIPATION OF SANYO HELLAS HOLDING IN VOICENET

On May 29, 2008, OTE announced that its 100% subsidiary OTEnet SA, proceeded with the buy-out of Sanyo Hellas Holding SA's 15.93% stake in Voicenet SA, for a price of €1.3mn. Following this transaction OTEnet SA now holds 100% of Voicenet SA’s share capital.

RATIFICATION OF THE SHARE PURCHASE AGREEMENT AND THE SHAREHOLDER’S AGREEMENT BY THE GREEK PARLIAMENT

On June 18, 2008, OTE announced that the Greek Parliament ratified the Share Purchase Agreement and the Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG concerning OTE. These documents became effective as of the day of their ratification.

56TH ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

On June 26, 2008, OTE held its 56th AGM. The AGM approved the distribution of a €0.75 dividend per share, the appointment of three new Board members, for a three-year term, to replace members whose term had expired. The new Board members are Dr. Karl-Gerhard Eick, Deputy Chairman of Deutsche Telekom AG, Mr. Hamid Akhavan, Member of the Board of Management of Deutsche Telekom, responsible for the Mobile Communication Business Area, and  Mr. Leonidas Evangelidis, a diplomat with a long and distinguished career, who has served as Ambassador of Greece to the Federal Republic of Germany,  as Permanent Representative of Greece to the European Union and currently serves as Chief of Cabinet of the Deputy Minister of Foreign Affairs.

The decision related to the adoption of a stock option plan was postponed due to the lack of required quorum. Following the conclusion of the AGM, ΟΤΕ’s Board of Directors coopted Mr. Leonidas Korres, who serves as Special Secretary to the Ministry of Finance, as a new member of the Board, in replacement of Mr. Nikolaos Stefanou, who resigned.

5.  SUBSEQUENT EVENTS

OTE ABSORBS OTENET

On July 7, 2008, OTE announced that following the decision of the Deputy Minister of Development, the merger of OTE SA with OTEnet SA, via absorption of the latter by the former, has been approved in accordance with the relevant decisions of the two companies’ Board of Directors and applicable law.

REPEATED ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

On July 9, 2008, OTE held its Repeated 56th Ordinary General Assembly, during which shareholders representing 57.70% of its registered share capital were present. During the meeting, shareholders approved the adoption of a stock option plan for executives of the Company and affiliated companies.

OTE SELLS ITS PARTICIPATION IN LOFOS PALLINI SA

On July 31, 2008, OTE sold its total 33.0% participation in the share capital of Lofos Pallini SA, a real estate development, to REDS SA for a total consideration of €18.45 million.

OTE SIGNS TWO-YEAR COLLECTIVE LABOR AGREEMENT

On August 6, 2008, OTE announced that a two-year collective agreement has been signed between the company and the unions. The agreement provided for annual weighted average wage increases of approximately 4.6%, while it solved a series of labor related issues.

6. OUTLOOK

Management expects the trends of the first half to extend through the end of the year. The performance from Greek fixed-line operations should be impacted by the challenging competitive environment, while RomTelecom should benefit from the previously announced headcount reductions. However, any slowdown in fixed-line performance should be more that offset by continuing strength in mobile, thanks to Cosmote's superior technological platform and distribution capabilities. It should also be noted that synergies with Deutsche Telekom, which will benefit OTE and all its shareholders, are yet to be tapped.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel. +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months and six months ended June 30, 2008 and 2007 (Under IFRS)

III.

Analysis of Group Other Operating Expenses for the three months and six months ended June 30, 2008 and 2007 (Under IFRS)

IV.

Condensed Consolidated Statement of Cash Flows for the two quarters and six months ended June 30, 2008 (Under IFRS)

V.

Group Revenues for the three months and six months ended June 30, 2008 and 2007 (Under IFRS)

VI.

Segment Reporting based on the Company’s legal structure

VII.

Mobile Operations

VIII.

International Operations

IX.

Operational Highlights

EXHIBIT I – BALANCE SHEET

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

(€ mn)	30 Jun 2008	31 Dec 2007
ASSETS

Non - current assets:
Property, plant and equipment	6,176.7	6,371.4
Goodwill	531.2	541.5
Telecommunication licenses	376.4	396.2
Investments	158.2	158.4
Loans and advances to pension funds	214.9	229.8
Deferred income taxes	92.7	94.6
Other non-current assets	678.5	678.6
Total non - current assets	8,228.6	8,470.5

Current assets:
Inventories	192.0	201.7
Trade accounts receivable	1,274.6	1,172.0
Other current assets	366.0	372.5
Cash and cash equivalents	1,456.4	1,316.3
Total current assets	3,289.0	3,062.5

TOTAL ASSETS	11,517.6	11,533.0

EQUITY AND LIABILITIES

Equity attributable to equity holders of the parent:
Share capital	1,171.5	1,171.5
Share premium	488.9	485.9
Statutory reserve	312.1	312.1
Consolidation reserve	(3,311.2)	(2,533.8)
Retained earnings	2,478.0	2,595.8
	1,139.3	2,031.5
Minority interests	940.3	1,023.1

Total equity	2,079.6	3,054.6

Non – current liabilities:
Long-term borrowings	6,024.6	3,947.1
Provision for staff retirement indemnities	240.0	230.3
Cost of voluntary retirement scheme	222.1	217.5
Provision for Youth Account	270.2	273.5
Other non – current liabilities	241.1	233.6
Total non – current liabilities	6,998.0	4,902.0

Current liabilities:
Trade accounts payable	833.7	931.5
Short-term borrowings	4.8	1,497.4
Short-term portion of long-term borrowings	34.4	83.3
Income tax	138.1	83.0
Deferred revenue	216.0	189.2
Dividends payable	370.6	4.0
Cost of voluntary retirement scheme	172.3	200.2
Other current liabilities	670.1	587.8
Total current liabilities	2,440.0	3,576.4

TOTAL EQUITY AND LIABILITIES	11,517.6	11,533.0

Movement in OTE Group Shareholders’ equity

2008

Shareholders' equity, January 1	3,054.6
Profit for the period	297.4
Dividends declared	(367.6)
Net change of interest in subsidiaries	(843.2)
Other movements	(61.6)
(975.0)

Shareholders' equity, June 30	2,079.6

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and six months ended June 30, 2008 and 2007 (€ mn)

	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Domestic Telephony	462.3	516.5	-10.5%	928.3	1,043.3	-11.0%
International Telephony	70.8	77.4	-8.5%	149.7	148.1	1.1%
Mobile Telephony	603.0	551.0	9.4%	1,162.8	1,045.3	11.2%
Other revenues	454.4	406.4	11.8%	887.2	823.2	7.8%
Total Revenues	1,590.5	1,551.3	2.5%	3,128.0	3,059.9	2.2%

Operating Expenses:
Payroll and employee benefits	(319.7)	(317.6)	0.7%	(620.2)	(619.3)	0.2%
Cost of early retirement programs	(3.0)	0.0	-	(44.8)	(22.1)	102.7%
Charges from international operators	(45.4)	(56.7)	-19.9%	(93.5)	(104.5)	-10.5%
Charges from domestic telephony operators	(159.7)	(165.5)	-3.5%	(315.3)	(319.0)	-1.2%
Depreciation and amortization	(290.5)	(291.5)	-0.3%	(584.8)	(570.8)	2.5%
Cost of telecommunications equipment	(157.0)	(145.2)	8.1%	(310.3)	(298.1)	4.1%
Other operating expenses	(326.9)	(322.0)	1.5%	(631.3)	(613.0)	3.0%
Total Operating Expenses	(1,302.2)	(1,298.5)	0.3%	(2,600.2)	(2,546.8)	2.1%

Operating income before financial results	288.3	252.8	14.0%	527.8	513.1	2.9%

Financial results:
Interest income	21.5	20.6	4.4%	40.0	40.4	-1.0%
Interest expense	(79.1)	(49.4)	60.1%	(166.2)	(106.8)	55.6%
FX gain/(loss), net	1.3	16.9	-92.3%	7.1	22.7	-68.7%
Financial net	(56.3)	(11.9)	373.1%	(119.1)	(43.7)	172.5%
Dividends	12.1	16.4	-26.2%	12.1	16.4	-26.2%
Gains from investments	3.4	0.1	-	17.2	12.8	34.4%
	(40.8)	4.6	-	(89.8)	(14.5)	-

Profit before income taxes	247.5	257.4	-3.8%	438.0	498.6	-12.2%

Income taxes	(87.0)	(84.9)	2.5%	(140.6)	(148.4)	-5.3%

Profit for the period	160.5	172.5	-7.0%	297.4	350.2	-15.1%

Attributable to:
Equity holders of the parent	159.3	136.6	16.6%	300.4	277.5	8.3%
Minority interest	1.2	35.9	-96.7%	(3.0)	72.7	-
	160.5	172.5	-7.0%	297.4	350.2	-15.1%

EXHIBIT III – GROUP OTHER OPERATING EXPENSES ANALYSIS

(€ mn)	Q2’08	Q2’07	% Change	H1’08	H1’07	% Change
Commission to dealers	55.3	48.1	15.0%	120.6	104.2	15.7%
Repairs, maintenance, cost of materials	51.4	54.8	-6.2%	100.3	101.5	-1.2%
Provision for doubtful accounts	22.4	20.8	7.7%	47.9	43.9	9.1%
Advertising	55.0	58.9	-6.6%	98.2	101.4	-3.2%
Taxes other than income taxes	19.7	18.1	8.8%	31.1	29.1	6.9%
Other	123.1	121.3	1.5%	233.2	232.9	0.1%
TOTAL	326.9	322.0	1.5%	631.3	613.0	3.0%

EXHIBIT IV – CONSOLIDATED STATEMENT OF CASH FLOWS

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the two quarters and six months ended June 30, 2008 (€ mn)

	Q1’08	Q2’08	H1’08
Cash Flows from Operating Activities:
Profit before taxes	190.5	247.5	438.0
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	294.3	290.5	584.8
Cost of early retirement program	41.8	3.0	44.8
Provisions	46.9	45.6	92.5
Investments and financial income/loss	(38.1)	(38.3)	(76.4)
Amortization of advances to pension funds	8.8	8.8	17.6
Interest expense	87.1	79.1	166.2

Adjustments for working capital movements related to operating activities
Decrease/(increase) in inventories	4.4	5.3	9.7
Decrease/(increase) in trade receivables	(126.1)	(43.5)	(169.6)
(Decrease)/increase in liabilities	(150.9)	(18.2)	(169.1)
Minus:
Interest paid	(28.5)	(62.8)	(91.3)
Income taxes paid	(7.7)	(73.6)	(81.3)
Net Cash provided by Operating Activities	322.5	443.4	765.9

Cash Flows from Investing Activities:
Acquisition of subsidiary or associate, net of cash acquired	(762.9)	(86.0)	(848.9)
Loans granted	-	(0.3)	(0.3)
Purchase of property, plant and equipment or intangible assets	(139.0)	(236.0)	(375.0)
Proceeds from sale of investment	-	5.1	5.1
Interest received	10.0	16.4	26.4
Dividends received	-	4.9	4.9
Net Cash used in Investing Activities	(891.9)	(295.9)	(1,187.8)

Cash Flows from Financing Activities:
Proceeds from minority shareholders for increase of subsidiary's share capital	16.9	0.0	16.9
Proceeds from long-term and short-term borrowings	2,700.0	1.3	2,701.3
Repayment of long-term and short-term borrowings	(2,100.8)	(54.6)	(2,155.4)
Dividends paid	(0.1)	(0.7)	(0.8)
Net Cash provided/(used in) by Financing Activities	616.0	(54.0)	562.0

Net Increase/(Decrease) in Cash and Cash Equivalents	46.6	93.5	140.1
Cash and Cash equivalents at beginning of period	1,316.3	1,362.9	1,316.3
Cash and Cash Equivalents at end of period	1,362.9	1,456.4	1,456.4

EXHIBIT V – GROUP REVENUES

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

Prepared under IFRS for the three months and six months ended June 30, 2008 and 2007 (€ mn)

	Q2’08	Q2’07	~~%~~ Change	H1’08	H1’07	~~%~~ Change
Domestic Telephony:
Basic monthly rentals	232.5	248.9	-6.6%	465.5	503.0	-7.5%
Local and long distance calls
-Fixed to fixed	122.0	146.1	-16.5%	250.1	303.4	-17.6%
-Fixed to mobile	83.4	98.4	-15.2%	165.4	191.8	-13.8%
	205.4	244.5	-16.0%	415.5	495.2	-16.1%
Other	24.4	23.1	5.6%	47.3	45.1	4.9%
Total Domestic Telephony	462.3	516.5	-10.5%	928.3	1,043.3	-11.0%

International Telephony:
International traffic	23.5	27.6	-14.9%	47.3	55.0	-14.0%
Payments from mobile operators	15.5	12.1	28.1%	27.6	22.2	24.3%
	39.0	39.7	-1.8%	74.9	77.2	-3.0%
Payments from International operators	31.8	37.7	-15.6%	74.8	70.9	5.5%
Total International Telephony	70.8	77.4	-8.5%	149.7	148.1	1.1%

Mobile Telephony	603.0	551.0	9.4%	1,162.8	1,045.3	11.2%

Other Revenues:
Pre-paid cards	13.3	19.9	-33.2%	25.0	39.7	-37.0%
Directories	2.3	14.1	-83.7%	3.0	28.3	-89.4%
Leased lines and data communications	91.5	69.4	31.8%	169.8	132.5	28.2%
ISDN, connection & monthly charges	37.3	41.7	-10.6%	74.7	83.8	-10.9%
Sales of telecommunication equipment	155.1	139.4	11.3%	308.0	292.1	5.4%
Internet services-ADSL	56.4	56.0	0.7%	111.5	104.2	7.0%
Services rendered	44.4	20.3	119.2%	83.8	43.0	94.9%
Interconnection charges	30.7	21.4	43.5%	59.9	46.9	27.7%
Miscellaneous	23.4	24.2	-3.3%	51.5	52.7	-2.3%
Total Other Revenues	454.4	406.4	11.8%	887.2	823.2	7.8%

Total Revenues	1,590.5	1,551.3	2.5%	3,128.0	3,059.9	2.2%

EXHIBIT VI – SEGMENT REPORTING (H1 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the six months ended Jun 30, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	693.7		233.4	4.8	931.9
International Telephony	103.4		52.8	4.8	161.0
Mobile Telephony		1,265.8			1,265.8
Other	487.7	275.7	156.2	177.2	1,096.8
Total Revenues	1,284.8	1,541.5	442.4	186.7	3,455.4	(327.4)	3,128.0

Intersegment Revenues	(106.5)	(93.5)	(9.3)	(118.1)	(327.4)

Revenue from External Customers	1,178.3	1,448.0	433.1	68.6	3,128.0		3,128.0

Operating Expenses:
Payroll and employee benefits	(372.5)	(117.9)	(99.7)	(32.2)	(622.3)	2.1	(620.2)
Voluntary retirement costs	(12.2)		(32.6)		(44.8)		(44.8)
Payments to international operators	(60.1)	(17.1)	(16.2)	(41.9)	(135.3)	41.8	(93.5)
Payments to domestic telephony operators	(147.9)	(200.0)	(51.0)	(0.7)	(399.6)	84.3	(315.3)
Depreciation and amortization	(239.2)	(202.0)	(122.2)	(22.1)	(585.5)	0.7	(584.8)
Cost of equipment & pre-paid cards	(47.3)	(255.6)	(29.6)	(0.8)	(333.3)	23.0	(310.3)
Other operating expenses	(228.6)	(427.7)	(88.9)	(61.0)	(806.2)	174.9	(631.3)
Total Operating Expenses	(1,107.8)	(1,220.3)	(440.2)	(158.7)	(2,927.0)	326.8	(2,600.2)

Operating Income	177.0	321.2	2.2	28.0	528.4	(0.6)	527.8

Operating income before depreciation, amortization and voluntary retirement costs	428.4	523.2	157.0	50.1	1,158.7	(1.3)	1,157.4
as % of Operating revenues	33.3%	33.9%	35.5%	26.8%	33.5%	0.4%	37.0%

NB: Data includes adjusted Q1’08 figures to reflect absorption of OTEnet within OTE SA

EXHIBIT VI – SEGMENT REPORTING (H1 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the six months ended Jun 30, 2007
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	764.4		275.1	5.1	1,044.6
International Telephony	92.2		57.6	4.0	153.8
Mobile Telephony		1,130.7			1,130.7
Other	474.8	295.3	106.7	162.6	1,039.4
Total Revenues	1,331.4	1,426.0	439.4	171.7	3,368.5	(308.6)	3,059.9

Intersegment Revenues	(106.2)	(89.8)	(13.7)	(98.9)	(308.6)

Revenue from External Customers	1,225.2	1,336.2	425.7	72.8	3,059.9		3,059.9

Operating Expenses:
Payroll and employee benefits	(370.0)	(99.2)	(113.1)	(35.6)	(617.9)	(1.4)	(619.3)
Voluntary retirement costs	(22.1)				(22.1)		(22.1)
Payments to international operators	(73.2)	(17.4)	(12.4)	(20.6)	(123.6)	19.1	(104.5)
Payments to domestic telephony operators	(161.3)	(187.1)	(45.5)	(0.5)	(394.4)	75.4	(319.0)
Depreciation and amortization	(258.9)	(172.3)	(120.6)	(15.6)	(567.4)	(3.4)	(570.8)
Cost of equipment & pre-paid cards	(49.9)	(267.9)	(11.3)	(0.8)	(329.9)	31.8	(298.1)
Other operating expenses	(249.2)	(390.8)	(92.5)	(62.8)	(795.3)	182.3	(613.0)
Total Operating Expenses	(1,184.6)	(1,134.7)	(395.4)	(135.9)	(2,850.6)	303.8	(2,546.8)

Operating Income	146.8	291.3	44.0	35.8	517.9	(4.8)	513.1

Operating income before depreciation, amortization and voluntary retirement costs	427.8	463.6	164.6	51.4	1,107.4	(1.4)	1,106.0
as % of Operating revenues	32.1%	32.5%	37.5%	29.9%	32.9%	0.5%	36.1%

NB: Data adjusted to reflect absorption of OTEnet within OTE SA

EXHIBIT VI – SEGMENT REPORTING (3M 2008)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the three months ended Mar 31, 2008
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	349.1		115.9	2.1	467.1
International Telephony	52.9		27.8	3.8	84.5
Mobile Telephony		608.4			608.4
Other	236.0	138.9	75.5	81.3	531.7
Total Revenues	638.0	747.3	219.2	87.2	1,691.7	(154.2)	1,537.5

Intersegment Revenues	(49.7)	(47.5)	(3.9)	(53.1)	(154.2)

Revenue from External Customers	588.3	699.8	215.3	34.1	1,537.5		1,537.5

Operating Expenses:
Payroll and employee benefits	(180.2)	(59.0)	(45.8)	(15.7)	(300.7)	0.2	(300.5)
Voluntary retirement costs	(12.2)		(29.6)		(41.8)		(41.8)
Payments to international operators	(29.3)	(7.8)	(9.3)	(18.6)	(65.0)	16.9	(48.1)
Payments to domestic telephony operators	(72.2)	(97.4)	(25.3)	(0.6)	(195.5)	39.9	(155.6)
Depreciation and amortization	(121.5)	(100.7)	(60.9)	(11.6)	(294.7)	0.4	(294.3)
Cost of equipment & pre-paid cards	(21.3)	(129.1)	(12.0)	(0.5)	(162.9)	9.6	(153.3)
Other operating expenses	(111.8)	(214.0)	(41.4)	(23.8)	(391.0)	86.6	(304.4)
Total Operating Expenses	(548.5)	(608.0)	(224.3)	(70.8)	(1,451.6)	153.6	(1,298.0)

Operating Income	89.5	139.3	(5.1)	16.4	240.1	(0.6)	239.5

Operating income before depreciation, amortization and voluntary retirement costs	223.2	240.0	85.4	28.0	576.6	(1.0)	575.6
as % of Operating revenues	35.0%	32.1%	39.0%	32.1%	34.1%	0.6%	37.4%

NB: Data adjusted to reflect absorption of OTEnet within OTE SA

EXHIBIT VI – SEGMENT REPORTING (3M 2007)

HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
Segment Reporting prepared under IFRS, for the three months ended Mar 31, 2007
(€ mn)
	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	384.0		141.0	2.6	527.6
International Telephony	40.7		28.3	2.0	71.0
Mobile Telephony		533.4			533.4
Other	242.2	154.2	52.8	70.1	519.3
Total Revenues	666.9	687.6	222.1	74.7	1,651.3	(142.7)	1,508.6

Intersegment Revenues	(50.3)	(40.6)	(6.1)	(45.7)	(142.7)

Revenue from External Customers	616.6	647.0	216.0	29.0	1,508.6		1,508.6

Operating Expenses:
Payroll and employee benefits	(182.9)	(48.6)	(54.6)	(16.5)	(302.6)	0.9	(301.7)
Voluntary retirement costs	(22.1)				(22.1)		(22.1)
Payments to international operators	(35.0)	(8.2)	(5.9)	(0.7)	(49.8)	2.0	(47.8)
Payments to domestic telephony operators	(78.2)	(89.3)	(21.6)	(0.2)	(189.3)	35.8	(153.5)
Depreciation and amortization	(131.3)	(84.9)	(55.0)	(8.6)	(279.8)	0.5	(279.3)
Cost of equipment & pre-paid cards	(21.0)	(136.2)	(6.1)	(0.4)	(163.7)	10.8	(152.9)
Other operating expenses	(121.5)	(190.1)	(43.2)	(26.6)	(381.4)	90.4	(291.0)
Total Operating Expenses	(592.0)	(557.3)	(186.4)	(53.0)	(1,388.7)	140.4	(1,248.3)

Operating Income	74.9	130.3	35.7	21.7	262.6	(2.3)	260.3

Operating income before depreciation, amortization and voluntary retirement costs	228.3	215.2	90.7	30.3	564.5	(2.8)	561.7
as % of Operating revenues	34.2%	31.3%	40.8%	40.6%	34.2%	2.0%	37.2%

NB: Data adjusted to reflect absorption of OTEnet within OTE SA

EXHIBIT VII – MOBILE OPERATIONS

COSMOTE MOBILE TELECOMMUNICATIONS AND SUBSIDIARIES

Prepared under IFRS for the three months and six months ended June 30, 2008 and 2007

(€ thousand)

	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Monthly service fees	181,630	149,852	21.2%	358,272	292,099	22.7%
Airtime revenues	267,617	245,069	9.2%	507,190	463,434	9.4%
Interconnection revenues	147,276	137,740	6.9%	284,348	261,454	8.8%
Roaming revenues	14,460	19,431	-25.6%	21,385	26,580	-19.5%
SMS revenues and other services	46,410	45,167	2.8%	94,613	87,087	8.6%
Sales of handsets and accessories	130,434	135,299	-3.6%	265,157	277,537	-4.5%
Commission revenues	751	991	-24.2%	751	8,718	-91.4%
Other operating revenues	5,643	4,828	16.9%	9,826	9,088	8.1%
Total Revenues	794,221	738,377	7.6%	1,541,542	1,425,997	8.1%
Revenues from telecommunication services	657,393	597,259	10.1%	1,265,808	1,130,654	12.0%

Operating Expenses:
Interconnection	(111,825)	(107,026)	4.5%	(217,032)	(204,475)	6.1%
Cost of goods	(124,241)	(131,571)	-5.6%	(253,043)	(265,772)	-4.8%
Payroll	(59,187)	(50,823)	16.5%	(118,549)	(99,696)	18.9%
Network operating costs	(54,184)	(49,465)	9.5%	(106,352)	(96,694)	10.0%
Distribution & sales	(85,313)	(77,518)	10.1%	(178,211)	(159,347)	11.8%
Marketing & Customer care	(43,338)	(44,442)	-2.5%	(81,162)	(79,794)	1.7%
General & administrative	(24,963)	(23,147)	7.8%	(49,062)	(44,778)	9.6%
Provision for doubtful accounts	(7,974)	(6,006)	32.8%	(14,890)	(11,882)	25.3%
Depreciation	(101,288)	(87,375)	15.9%	(202,022)	(172,268)	17.3%
Total Operating Expenses	(612,313)	(577,373)	6.1%	(1,220,323)	(1,134,706)	7.5%

Operating Income	181,908	161,004	13.0%	321,219	291,291	10.3%

Operating income before depreciation and amortization	283,196	248,379	14.0%	523,241	463,559	12.9%
as % of Operating revenues	35.7%	33.6%		33.9%	32.5%

COSMOTE Greece (stand alone)

(€ thousand)	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	349,206	326,161	7.1%	673,432	615,804	9.4%
Interconnection revenues	90,552	91,699	-1.3%	176,828	176,016	0.5%
Other operating revenues & sales of merchandising	15,637	18,112	-13.7%	29,514	34,136	-13.5%
Total Revenues	455,395	435,972	4.5%	879,774	825,956	6.5%

Total Operating Expenses	(302,436)	(292,966)	3.2%	(593,747)	(564,711)	5.1%

Operating Income	152,959	143,006	7.0%	286,027	261,245	9.5%

Operating income before depreciation and amortization	194,339	183,489	5.9%	369,878	341,604	8.3%
as % of Operating revenues	42.7%	42.1%		42.0%	41.4%

ALBANIAN MOBILE COMMUNICATIONS (AMC, stand alone)

(€ thousand)	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	30,094	27,879	7.9%	60,234	56,677	6.3%
Interconnection revenues	15,309	13,069	17.1%	29,321	24,660	18.9%
Other operating revenues & sales of merchandising	912	198	360.6%	1,807	335	439.4%
Total Revenues	46,315	41,146	12.6%	91,362	81,672	11.9%

Total Operating Expenses	(23,347)	(21,851)	6.8%	(45,229)	(43,401)	4.2%

Operating Income	22,968	19,295	19.0%	46,133	38,271	20.5%

Operating income before depreciation and amortization	28,982	25,359	14.3%	58,054	50,607	14.7%
as % of Operating revenues	62.6%	61.6%		63.5%	62.0%

GLOBUL (stand alone)

(€ thousand)	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	75,810	68,971	9.9%	146,284	131,353	11.4%
Interconnection revenues	26,881	23,269	15.5%	51,391	43,999	16.8%
Other operating revenues & sales of merchandising	6,397	7,666	-16.6%	12,531	15,970	-21.5%
Total Revenues	109,088	99,906	9.2%	210,206	191,322	9.9%

Total Operating Expenses	(87,525)	(81,720)	7.1%	(171,253)	(157,521)	8.7%

Operating Income	21,563	18,186	18.6%	38,953	33,801	15.2%

Operating income before depreciation and amortization	45,435	37,998	19.6%	85,758	73,391	16.9%
as % of Operating revenues	41.6%	38.0%		40.8%	38.4%

COSMOFON (stand alone)

(€ thousand)	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	11,180	10,819	3.3%	21,652	20,577	5.2%
Interconnection revenues	3,521	3,427	2.7%	6,783	6,512	4.2%
Other operating revenues & sales of merchandising	756	945	-20.0%	1,597	2,076	-23.1%
Total Revenues	15,457	15,191	1.8%	30,032	29,165	3.0%

Total Operating Expenses	(15,193)	(14,732)	3.1%	(30,654)	(29,106)	5.3%

Operating Income/Loss	264	459	-42.5%	(622)	59	-

Operating income before depreciation and amortization	4,785	4,750	0.7%	8,385	8,177	2.5%
as % of Operating revenues	31.0%	31.3%		27.9%	28.0%

COSMOTE Romania (stand alone)

(€ thousand)	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Telecommunication services fees & revenues	46,133	26,359	75.0%	84,011	45,865	83.2%
Interconnection revenues	15,979	8,299	92.5%	29,404	14,114	108.3%
Other operating revenues & sales of merchandising	1,444	1,576	-8.4%	3,390	3,642	-6.9%
Total Revenues	63,556	36,234	75.4%	116,805	63,621	83.6%

Total Operating Expenses	(77,034)	(54,478)	41.4%	(156,084)	(101,232)	54.2%

Operating Loss	(13,478)	(18,244)	-26.1%	(39,279)	(37,611)	4.4%

Operating income before depreciation and amortization	5,011	(8,028)	-162.4%	(2,696)	(18,570)	-85.5%
as % of Operating revenues	7.9%	-		-	-

GERMANOS

(€ thousand)	Q2’08	Q2’07%		H1’08	H1’07%
			Change			Change
Revenues:
Commission Revenues	52,239	44,294	17.9%	105,160	86,941	21.0%
Sales of merchandising	187,639	174,801	7.3%	371,307	333,091	11.5%
Other operating revenues	5,883	4,001	47.0%	9,978	7,610	31.1%
Total Revenues	245,761	223,096	10.2%	486,445	427,642	13.8%

Total Operating Expenses	(244,357)	(217,755)	12.2%	(486,345)	(416,900)	16.7%

Operating Income	1,404	5,341	-73.7%	100	10,742	-99.1%

Operating income before depreciation and amortization	5,275	8,379	-37.0%	7,772	16,622	-53.2%
as % of Operating revenues	2.1%	3.8%		1.6%	3.9%

EXHIBIT VIII - INTERNATIONAL OPERATIONS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which is fully consolidated.

ROMTELECOM
INCOME STATEMENT
For the six months ended June 30 2008,
in accordance with IFRS (€ thousand)

H1 2008

Basic monthly rentals	146,643
Domestic Telephony calls	86,713
Domestic Telephony	233,356
International Telephony	52,770
Other Revenues	156,236
Total Operating Revenues	442,362

Personnel (inc Voluntary Redundancy)	(132,332)
Other operating expenses	(185,693)
Depreciation and Amortization	(140,425)
Total Operating expenses	(458,450)

Operating income/((loss)	(16,088)

EXHIBIT IX –OPERATIONAL HIGHLIGHTS

Operational Highlights for the quarters
ended June 30, 2008 and 2007
OTE	Q2’08	Q2’07	% Change
PSTN lines	4,304,679	4,702,407	-8.5%
ISDN, 64kb equiv. lines	1,308,584	1,379,596	-5.1%
Total lines	5,613,263	6,082,003	-7.7%

ADSL subscribers	892,490	674,680	32.3%
Unbundled local loops	499,579	112,356	344.6%

COSMOTE (Greece)
Total subscribers	6,920,907	5,683,633	21.8%

AMC
Total subscribers	1,280,181	1,090,939	17.3%

GLOBUL
Total subscribers	3,945,255	3,573,172	10.4%

COSMOFON
Total subscribers	639,765	515,785	24.0%

COSMOTE ROMANIA
Total subscribers	4,642,525	2,216,465	109.5%

Employees:
-OTE	12,123	11,536	5.1%
-COSMOTE (Greece)	2,220	2,163	2.6%
-RomTelecom	10,523	12,242	-14.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: August 28, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer